FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):
X	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Salaried 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Georgia-Pacific Corporation Salaried 401(k) Plan As of December 31, 2004 and 2003 and for the Year Ended December 31, 2004

Georgia-Pacific Corporation Salaried 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and for the Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The Plan Administrator of Georgia-Pacific Corporation Salaried 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Georgia-Pacific Corporation Salaried 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia June 17, 2005

1

Georgia-Pacific Corporation Salaried 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Contributions receivable:
Company	$3,301,922	$2,704,826
Participants	2,010,094	697,939

Total contributions receivable	5,312,016	3,402,765

Investments, at fair value:
Mutual funds	2,241,440,386	2,081,792,581
Interest in Master Trust	428,648,769	490,925,257
Participant loans	52,765,374	53,687,293

Total investments	2,722,854,529	2,626,405,131

Net assets available for benefits	$2,728,166,545	$2,629,807,896

See accompanying notes.

2

Georgia-Pacific Corporation Salaried 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Participant contributions	$107,110,984
Company contributions	57,222,366

164,333,350
Investment income:
Interest and dividends	48,858,031
Net appreciation in fair value of investments
in mutual funds	154,999,954
Net gain from interest in Master Trust	101,864,300

Net investment income	305,722,285

Net transfers from related plans	7,968,770

Total additions	478,024,405

Deductions:
Benefits distributed to participants	379,539,187
Administrative expenses	126,569

Total deductions	379,665,756

Net increase	98,358,649

Net assets available for benefits:
Beginning of year	2,629,807,896

End of year	$2,728,166,545

See accompanying notes.

3

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Plan Description

The following brief description of the Georgia-Pacific Corporation Salaried 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering salaried and certain groups of non-union hourly employees of Georgia-Pacific Corporation (the Company or Plan Sponsor) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Vanguard Fiduciary Trust Company (the Trustee) is the trustee and custodian of the Plan.

As described in the Plan document, employment status changes permit the affected participant to transfer their balances to the related plan for which they begin participating. Such transfers are reflected as a net transfer to or from related plans in the statement of changes in net assets available for benefits.

Effective January 1, 2004, the Plan was amended to include an employee stock ownership plan (ESOP) feature. The ESOP portion of the Georgia-Pacific Stock Fund represents the balance in the fund excluding current calendar year contributions and related earnings, which represent the 401(k) portion of the Fund. At the end of each calendar year, the funds in the 401(k) portion are transferred into the ESOP portion. Participants may elect to receive dividends on the investments in the ESOP portion in cash as a taxable distribution or have these dividends reinvested in the fund. Both the ESOP portion and the 401(k) portion of the Plan are intended to constitute a single Plan. All investments, including the ESOP portion, are participant directed.

Eligibility

All eligible employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire.

4

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions and Vesting

The Plan allows participants to contribute up to 75% of their eligible compensation on a before-tax basis subject to the annual limitation specified by the Internal Revenue Code (the Code). The Company matching contribution is 100% of pre-tax contributions for the first 3% of compensation and 50% of pre-tax contributions on the next 5% of compensation up to 8% of compensation. Effective January 1, 2002, participants who have attained age 50 or older during the Plan year are eligible to make additional contributions to the Plan beyond the maximum allowable under the Code.

Participants are 100% vested in their contributions. Company matching contributions become 100% vested upon completion of three years of service, attainment of age 59½, death, or disability while employed. Termination of employment for reasons other than retirement, disability, or death results in forfeiture of the nonvested portion of the Company matching contributions. Forfeitures are used to reduce future Company matching contributions. Forfeiture amounts were $15,897 and $32,457 at December 31, 2004 and 2003, respectively.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings (losses), the Company's contributions, and the participant's contributions. Allocation of earnings (losses) is based on relative account balances and investment elections.

Withdrawals and Termination

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant's vested account balance in a lump-sum payment.

Hardship withdrawals are permitted if certain criteria are met, as defined by the Plan document, and are subject to taxes in the year received. Hardship withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of six months.

5

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment.

Plan Termination

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time, subject to provisions of ERISA. In the event the Company terminates the Plan, each participant's account balance would become 100% vested.

Administrative Expenses

The individual participant pays certain fees, such as loan origination fees and certain other fees. The Company pays all other costs of administering the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's interest in the Georgia-Pacific Stock Fund Master Trust (Master Trust) is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions, allocated investment income, less distributions and allocated administrative expenses. Quoted market prices and estimates by the trustee or investment manager are used to value the underlying investments in the Master Trust. Individual life insurance policies are valued at their cash surrender value, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

3. Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003

Vanguard Short-Term Treasury Fund	$193,078,017	$223,286,779
Vanguard LifeStrategy Growth Fund	208,087,163	178,707,989
Vanguard LifeStrategy Moderate Growth Fund	327,448,892	318,833,720
Vanguard 500 Index Fund	407,950,596	413,692,684
Vanguard Treasury Money Market Fund	219,021,692	215,405,707
Vanguard PRIMECAP Fund	179,983,241	145,143,741

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 24, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trusts are exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trusts are tax exempt.

7

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

5. Financial Information of the Master Trust

The Master Trust was established to collectively hold, administer, and invest the assets of certain Company administered, qualified defined contribution plans which invest in the Georgia-Pacific Stock Fund.

Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The Plan's interest in the Master Trust as of December 31, 2004 and 2003 is approximately 66% and 66%, respectively. A summary of the net assets of the Master Trust as of December 31, 2004 and 2003 is shown below:

	2004	2003

Investments, at fair value
Georgia-Pacific Corporation - Common Stock	$645,840,293	$733,998,090
Vanguard Treasury Money Market Fund	5,852,298	1,099,319

Total investments	651,692,591	735,097,409

Receivables:
Interest	8,951	3,622
Other	171,570	12,303,953

Total receivables	180,521	12,307,575

Less payables	3,931,044	7,437,709

Total net assets	$647,942,068	$739,967,275

A summary of the net investment gain of the Master Trust for the year ended December 31, 2004, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

Net investment gain:
Interest and dividend income		$10,598,137
Net appreciation in fair value of common stock as determined by quoted market prices		143,517,930
Investment expenses		(252,337)

Net investment gain of Master Trust		$153,863,730

8

Georgia-Pacific Corporation Salaried 401(k) Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. The Plan also holds an interest in the Master Trust, the underlying assets of which are shares of common stock of the Company, the administrator of the Plan. These transactions qualify as party-in-interest transactions.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9

Supplemental Schedule

Georgia-Pacific Corporation Salaried 401(k) Plan

EIN: 93-0432081 Plan Number: 018 Schedule H, Line 4i

Schedule of Assets (Held at End-of-Year)

December 31, 2004

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

*	Vanguard Fiduciary Trust Company
		Vanguard Short-Term Treasury Fund	(a)	$193,078,017
		Vanguard Total Bond Market Index Fund	(a)	81,348,200
		Loomis Sayles Bond Fund - Institutional Class	(a)	66,503,856
		Vanguard Balanced Index Fund	(a)	87,745,414
		Vanguard LifeStrategy Growth Fund	(a)	208,087,163
		Vanguard LifeStrategy Income Fund	(a)	24,896,254
		Vanguard LifeStrategy Conservative Growth Fund	(a)	39,787,862
		Vanguard LifeStrategy Moderate Growth Fund	(a)	327,448,892
		Vanguard 500 Index Fund	(a)	407,950,596
		Vanguard Total Stock Market Index Fund	(a)	120,045,367
		Vanguard Windsor II Fund	(a)	74,393,019
		Vanguard Extended Market Index Fund	(a)	44,328,796
		Vanguard PRIMECAP Fund	(a)	179,983,241
		Vanguard Small-Cap Index Fund	(a)	99,213,879
		Vanguard Treasury Money Market Fund	(a)	219,021,692
		Vanguard International Growth Fund	(a)	67,566,879
	America National Life	National Box Insurance Fund	(a)	41,259
*	Participant loans	Interest rates ranging from 3.51% to 12.5%	(a)	52,765,374

	Total investments			$2,294,205,760

* Represents a party-in-interest
(a) Cost information has not been included in column (d) because all investments are participant-directed.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Georgia-Pacific Corporation Salaried 401(k) Plan

BY:	/s/ DANNY W HUFF

Executive Vice President-Finance and Chief Financial Officer

Date: June 29, 2005

INDEX TO EXHIBITS

23.1	Consent of Ernst & Young LLP